UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F

         Application for Deregistration of Certain Investment Companies

I.       General Identifying Information:

1. Reason fund is applying to deregister (check ONLY one: for descriptions, see Instruction 1 above):

         [x]      Merger

         [ ]     Liquidation

         [ ]     Abandonment of Registration
                 (Note: Abandonment of Registration answer ONLY question 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]    Election of status as a Business Development Company
                (Note:  Business Development Companies answer ONLY questions
                1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:  Northstar Strategic Income Fund

3.       Securities and Exchange Commission File No.:  811-08414

4.       Is this an initial Form N-8F or an amendment to a previously filed
         Form N-8F?

         [x]      Initial Application       [ ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         Northstar Investment Management Corporation
         300 First Stamford Place
         Stamford, Connecticut 06902

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Stephanie L. Beckner
         Northstar Investment Management Corporation
         300 First Stamford Place
         Stamford, Connecticut 06902
         (203)602-7881


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7.       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Northstar Investment Management Corporation
         300 First Stamford Place
         Stamford, Connecticut 06902
         (203)602-7881

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [x]     Management company;

         [ ]     Unit investment trust; or

         [ ]     Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [x]     Open-end   [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts): Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Northstar Investment Management Corporation (June 2, 1995 - present) 300 First Stamford Place
         Stamford, Connecticut 06902

         Advest (Prior to June 2, 1995)
         100 Federal Street
         Boston, Massachusetts 02110

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Northstar Distributors, Inc. (June 2, 1995 - present)
         300 First Stamford Place
         Stamford, Connecticut 06902

         Advest (Prior to June 2, 1995)
         100 Federal Street
         Boston, Massachusetts 02110


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13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g. an insurance company separate account)?

         [ ]  Yes                  [x]  No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-______

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidations or Abandonment of Registration?

                  [x]  Yes          [  ]  No

                  If Yes, state the date on which the board vote took place:
                                       July 29, 1998

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [x]  Yes          [  ]  No

                  If Yes, state the date on which the shareholder vote took
                   place:                   November 19, 1998

                  If No, explain:


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [x]  Yes          [  ]  No

         (a) If Yes,list the date(s) on which the fund made those distributions:
                                            November 20, 1998

         (b) Were the distributions made on the basis of net assets?

                  [x]  Yes          [  ]  No

         (c) Were the distributions made PRO RATA based on share ownership?

                  [x]  Yes          [  ]  No


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         (d) If No to (b) or (c) above, describe the method of  distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

             The assets distributed to shareholders of the Fund consisted of shares of the Northstar High Yield Fund acquired in the reorganization. The number of shares was determined on the basis of the relative net asset value per share of the Fund and of the Northstar High Yield Fund as of November 20, 1998 which resulted in the following exchange ratios:

                  Class A:          1.184579439,
                  Class B:          1.183197200,
                  Class C:          1.180863477, and
                  Class T:          1.184579439.

         (e)      LIQUIDATIONS ONLY:
                  Were any distributions to shareholders made in kind?

                  [  ]  Yes                 [  ]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [  ]  Yes                  [  ]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [x]  Yes          [  ]  No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ]  Yes                  [x]  No

    If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



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III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

         [  ]  Yes                  [x]  No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets?

         (c) Will the remaining assets be invested in securities?

                  [  ]  Yes                 [  ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [  ]  Yes                  [x]  No

         If Yes,
         (a) Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  (i)     Legal expenses:  $12,414

                  (ii)    Accounting expenses:  $0

                  (iii)   Other expenses (list and identify separately): $45,724
                          -   $ 9,208  ADP Investor Communication Service
                                       (Proxy Tabulator)
                          -   $ 7,168  Shareholder Communications Corporation
                                       (Proxy Solicitation Firm)
                          -   $   125  Cadmus Financial (Printer)
                          -   $28,623  First Data Investor Services Group, Inc.
                                       (Transfer Agent)

                  (iv)    Total expenses (sum of lines (i)-(iii) above): $57,538

         (b)      How were those expenses allocated?
                  The expenses noted above were allocated to shareholders of the combined fund (i.e. Northstar High Yield Fund).

         (c)      Who paid those expenses?

                  Shareholders of the combined fund paid the above noted expenses.

         (d)      How did the fund pay for unamortized expenses (if any)?    N/A


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23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [  ]  Yes                  [x]  No

    If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [  ]  Yes                  [x]  No

    If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [  ]  Yes                  [x]  No

         If Yes, describe the nature and extent of those activities:


VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:  Northstar
                  High Yield Fund

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-5496

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type and date the agreement was filed:

                  File Number:                       33-20506
                  Form Type:                         N-14
                  Date Agreement was Filed:          August 28, 1998

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Northstar Strategic Income Fund, (ii) he or she is the Secretary of Northstar Strategic Income Fund, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                            By: /s/ Stephanie L. Beckner
                                                -------------------------------
                                                Stephanie L. Beckner, Secretary

                                            Date: September 15, 1999